AXIOM III, INC.
2341 Boston Road
Wilbraham, MA 01095
(413) 599-0005

May 11, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE Mail Stop 4561
Washington, D.C. 20549
Attn:  Karen J. Garnett, Esq.

Re:       Axiom III, Inc.
Registration Statement on Form SB-2
File Number: 333-120967
Filed: December 3, 2004; Amended December 15, 2004; Amended June 27, 2005;
Amended November 15, 2005; Amended January 17, 2006; Amended February 15, 2006;
Amended March 14, 2006; Amended April 5, 2006; Amended April 28, 2006;
Amended May 10, 2006.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective to 4:00 p.m. EST on Monday, May 15, 2006, or as soon thereafter as practicable.

Pursuant to your comment letter dated January 19, 2006, we hereby acknowledge that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:
-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lawrence M. Nault
Lawrence M. Nault
President